Exhibit 99.1

NLS Pharmaceutics Announces the Launch of a Preclinical Program for Mazindol ER in the Treatment of Fentanyl Dependence

●	Centers for Disease Control and Prevention (the “CDC”) reported 105,007 drug overdose deaths - with 90% involving synthetic opioids like fentanyl

●	Mazindol ER potentially offers a non-opioid alternative, addressing the underlying neurochemical imbalances associated with fentanyl addiction.

●	Mazindol ER is patent protected beyond September 2038

Zurich, Switzerland - January 28, 2025 – NLS Pharmaceutics Ltd. (NASDAQ: NLSP) (NASDAQ: NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company dedicated to developing therapies for rare and complex central nervous system disorders, is proud to announce the launch of a preclinical program evaluating Mazindol ER (Extended-Release) as a novel treatment for fentanyl dependence. Fentanyl dependence is a major global health crisis and was recently declared a national public health emergency by the new Trump administration. In 2023, the CDC reported 105,007 drug overdose deaths with 90% involving synthetic opioids like fentanyl.

“The opioid epidemic, and specifically the rise of fentanyl dependence, presents an urgent medical need for innovative, non-opioid treatment approaches,” said Alex Zwyer, Chief Executive Officer of NLS. “We are committed to exploring the unique pharmacological profile of Mazindol, which targets multiple neurotransmitter systems implicated in opioid addiction. This preclinical program represents an important step in developing a potentially transformative therapy.”

Highlights of the Preclinical Program
Mazindol, a tetracyclic compound with a distinct pharmacological profile, has shown potential in mitigating opioid dependence by acting on multiple neurotransmitter pathways, including:

●	5-HT1A receptor modulation: Regulates mood, anxiety, and reward pathways, addressing psychological aspects of opioid withdrawal.

●	Mu-opioid receptor (“MOP”) interaction: Provides partial modulation of opioid effects, potentially reducing cravings and withdrawal symptoms without reinforcing addiction.

●	Orexin-2 receptor (“OX2R”) partial agonist: Aids in restoring sleep-wake cycles and enhancing cognitive stability, which are significantly disrupted during opioid withdrawal.

Scientific Rationale
Fentanyl, a synthetic opioid that is up to 50 times more potent than heroin, has driven a global health crisis due to its high abuse potential and severe withdrawal symptoms. Traditional treatments, such as methadone and buprenorphine, often come with limitations, including risk of dependence and regulatory hurdles.

Mazindol ER offers a potential non-opioid alternative, addressing the underlying neurochemical imbalances associated with fentanyl addiction while supporting recovery through its multimodal action on neurotransmitter systems. The sustained-release formulation provides a long-acting therapeutic effect, improving patient compliance and minimizing withdrawal-related disruptions.

Mechanism of Action of Mazindol ER
Mazindol’s unique pharmacodynamic properties position it as a promising candidate for opioid dependence treatment. Its mechanisms include:

●	Inhibition of dopamine and norepinephrine transporters, restoring neurochemical balance and reducing cravings.

●	5-HT1A receptor modulation, potentially alleviating anxiety and depressive symptoms associated with withdrawal.

●	MOP agonist activity, which may help mitigate opioid withdrawal symptoms while preventing full opioid reinforcement.

●	Partial OX2R agonist activity, aiding in circadian rhythm regulation and reducing the impact of opioid-induced sleep disturbances.

Preclinical Study Objectives and Next Steps

The preclinical study, designated Study KO-943, will focus on:

1.	Evaluating the safety and efficacy of Mazindol ER in fentanyl dependence models.

2.	Assessing pharmacokinetics and pharmacodynamics in opioid-exposed subjects.

3.	Exploring the impact of Mazindol ER on craving reduction, withdrawal mitigation, and cognitive performance.

The study is expected to be completed within 12-18 months. Upon successful results, NLS will potentially seek regulatory pathways to advance to clinical development.

"We believe that Mazindol ER could offer a paradigm shift in opioid addiction treatment," added Dr. Konofal, M.D./PhD, Chief Scientific Officer of NLSP. "Our stepwise development plan prioritizes early-stage investment to generate critical data that will pave the way for larger-scale studies and potential commercialization opportunities."

Existing Patent Portfolio

NLS Pharmaceutics has secured several patents supporting the development of Mazindol ER:

●	United States Patent No. 11,207,271: Covers oral formulations containing immediate-release and sustained-release layers of mazindol and their use in treating attention deficit disorders (“ADHD”) as well as sleep disorders.

●	United States Patent No. 11,596,622: Granted for the use of Mazindol ER in the treatment of heroin dependence, providing a new therapeutic strategy for opioid use disorder.

These patents strengthen the Company's intellectual property position and support the ongoing development of Mazindol ER for various indications.

Future Outlook

NLS aims to utilize initial findings to expanded research and potential commercialization of Mazindol ER in the treatment of fentanyl dependence. Other pipeline candidates include:

●	NLS-4 (Lauflumide): A wake-promoting agent with applications in military and emergency response.

●	NLS-11 (Benedin): A circadian rhythm modulator with potential applications for space missions and the ultra-rare Kleine-Levin Syndrome (KLS).

●	NLS-3 (Levophacetoperane SR): A novel treatment for ADHD and Autism Spectrum Disorders, with potential pro-drug development.

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. NLS has recently filed a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”), outlining the details of the proposed merger between NLS and Kadimastem (the “Merger”). Kadimastem is a leading clinical stage cell therapy company, developing "off-the-shelf", proprietary cell products including human pancreatic islet-like cells capable of secreting insulin to generate an innovative treatment intended for the potential cure of type 1 diabetes.

Following the Merger, NLS and Kadimastem expect to continue developing NLS's promising, first-in class Dual Orexin Agonist platform within the combined company. The remaining NLS assets are expected to be divested subject to a contingent value rights agreement, the proceeds of which will be distributed entirely to the current shareholders of NLS. For more information, please visit www.nlspharma.com.

About Kadimastem

Kadimastem is a clinical stage cell therapy company, developing "off-the-shelf", allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells (hESCs) into functional cells. AstroRx®, the company's lead product, is an astrocyte cell therapy in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications.

IsletRx is the company's treatment for diabetes. IsletRx is comprised of functional pancreatic islet cells producing and releasing insulin and glucagon, intended to treat and potentially cure patients with insulin-dependent diabetes. Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is traded on the Tel Aviv Stock Exchange (TASE: KDST).

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the use of Mazindol as a potential novel treatment for fentanyl dependence, regulatory approval timelines, clinical trial outcomes, market acceptance and its expected preclinical program. Further, NLS and Kadimastem are using forward-looking statements when they discuss the expected closing of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders, as well as the expected strategic position of the combined company following the merger, if completed. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the combined company’s or NLS’s ability to have future successful meetings with the FDA; risks related to the companies' ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger or resulting from the trial or preclinical program and potential adverse reactions or changes to business relationships resulting from the announcement of the trial or preclinical program; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies' products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies' patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS's annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC, which is available on the SEC's website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading "Risk Factors" in NLS's registration statement on Form F-4, filed with the SEC on December 27, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS has filed a Registration Statement on Form F-4, including a proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed or delivered to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS's website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS Pharmaceutics using the sources indicated above.

NLS Contacts:
InvestorRelations@nls-pharma.com
www.nlspharma.com

Kadimastem Contacts:
Sarah Bazak, Investors relations
s.bazak@kadimastem.com
www.kadimastem.com

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